Investor Services
100 University Avenue Toronto, Ontario M5J 2Y1
Toll Free 1-800-564-6253

www.computershare.com

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LETTER OF CONFIRMATION

March 20, 2012

To:           All Canadian Securities Regulatory Authorities

Dear Sirs:

Subject:                      LPBP Inc.

We confirm that the following materials were sent by pre-paid mail on March 9, 2012, to the registered holders of Common Shares of the Corporation:

1.           Notice of Annual Meeting of Shareholders/Management Proxy Statement
2.           Combined Financial Statement / MD&A (to those who requested)
3.           Proxy (to registered holders only)
4.           Return Envelope

We also confirm that copies of the above-mentioned materials were sent along with the Supplemental Mailing List Return Card by overnight courier on March 9, 2012, to any financial intermediaries who requested bulk quantities of material in accordance with National Instrument 54-101.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

Computershare Investor Services

Agent for LPBP Inc.

416-263-9200 (Phone)
416- 981-9800 (Fax)